CrowdCheck Law LLP
700 12 Street, Suite 700
Washington DC 20005

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

November 25, 2020

Re:	Seismic Capital Company (the “Company”)

Draft Offering Statement on Form 1-A

Submitted October 16, 2020

CIK No. 001822111

Dear Ms. Gorman:

We acknowledge receipt of comments in your letter of November 9, 2020 regarding the Draft Offering Statement of Seismic Capital Company (the “Company”). We appreciate your thoughtful attention to the Company’s Offering Statement. We have set out our responses to the Staff’s comments below.

Draft Offering Statement on Form 1-A General

1.	Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. We note your disclosure that you are a brand-new company with no operating history and that you plan to raise capital to invest in 10 to 15 early stage companies. Please provide us with an analysis as to how you are eligible to conduct this offering under Regulation A or withdraw your filing.

The Company believes the offering conforms to Rule 251(b)(3) in that it has a specific business plan to operate as an incubator and holding company and that it has identified and entered into letters of intent with three companies that it plans to acquire, with several more acquisitions being examined.

As an incubator and holding company, the Company provides as needed or appropriate, management, marketing and technical support, office space, employment human resources and payroll services, legal and accounting services, transaction advisory and investment banking services, sales guidance and support, management and advisory services, and other types of mentoring support to early-stage companies. The Company has begun to put in place the cornerstones of that business plan already: an experienced legal and accounting team to help put the proper procedures and business processes in place at every portfolio company, a suite of benefits and human resources management resources, mentoring, sales and marketing management, technology design and infrastructure support, and advisors on every aspect of building a business from diversity and inclusion to programming design to incubator management. We have updated the disclosure to reflect the progress the Company has made in executing its business plan.

Further, it is currently in negotiations with several companies and has signed non-binding letters of intent with three companies:

•	The first is in the business of providing app-based cash access services. Its client base is in Europe and Africa, and it has had the most-downloaded iOS and Android app on the African continent.
•	The second company, similar to the first, provides app-based banking services. This company’s consumer base is unbanked customers in North America, and users can access cash through its network of local grocery stores, bodegas, gas stations and other locations. This company also has a B2B customer base, primarily consisting of community banks that are able to extend their reach into areas where it is too costly or otherwise prohibitive to operate a free-standing cash machine.

We note that the Company’s founders introduced these companies to each other, and they have advised on a joint venture through which the companies will share certain assets including networks, software and software development; creating this sort of synergy is at the heart of the Company’s business plan. Founders of both of these companies understand that it is the Company’s intention to merge or strongly link the two entities to create strong operating synergies and a defensible global operating market.

•	The third company is in the process improvement business. It provides a software platform allowing parking lot and garage operators to improve their financial performance. In the past, operators sold their spots directly to clients, either on an on-demand basis or by monthly or annual contract. Unsold spaces were unfulfilled sales. When parking apps hit the scene several years ago, the parking operators would allocate a certain number of physical spaces to each app, and if the space sold, the app provider and the operator shared the revenue. This company has developed an AI-based software that allocates spaces to the apps as needed, and also allows for automatic price increases (with a manual override possible), leading to additional profits both for the operator and for the app developer. The app user also wins by knowing that there is a guaranteed space allocated and the price of that space.

The Company is in advanced discussions with others across a variety of industries, in order to execute on its diversified investment strategy.

We additionally note that the letters of intent are conditional upon qualification of the Offering Statement, and a definitive agreement will not be entered into unless, at a minimum, the Offering Statement is deemed qualified by the Commission. The Company therefore believes that any acquisitions of the identified companies are not “probable” at this stage and therefore no financial statements are required by Part F/S of Regulation A or Rule 8-04 of Regulation S-X. Once the confidentiality provisions of those letters are satisfied, the Company will identify them in the Offering Statement.

We believe it is therefore clear that the Company has a specific business plan and is not planning to acquire an unidentified company or companies and that the Company is eligible to make an offering under Rule 251(b) of Regulation A.

We respectfully note that the Company’s business plan is substantially the same to that of Legion Works, Inc., CIK# 0001802719, whose Regulation A offering was qualified in July 2020.

2.	We note your website at www.seismic.company. Please advise us how your website is consistent with the conditions in Rule 255 of Regulation A.

The Company was previously using its website to attract investments from accredited investors under Rule 506(c). It has amended its website, particularly the “Investor” page, to conform to the requirements of Rule 255. The marketing materials have been included as Exhibit 13 to the Offering Statement.

Cover Page

3.	Please revise to specify the date on which the offering will terminate. Additionally, we note that the company may undertake one or more closings on a rolling basis and that an investor’s subscription is irrevocable. Please disclose in greater detail the timing and mechanics of the rolling closings, such as how often they will occur, how long a rolling closing will take, and whether the decision to effect a rolling closing is in the company’s sole discretion. Provide us with your detailed legal analysis regarding whether the potential suspension and delay of the offering in the manner identified above would constitute a delayed offering. Refer to Rule 251(d)(3)(i)(F) of Regulation A.

We have amended the disclosure in accordance with your request.

We note that there would be no suspension or delay of the offering while rolling closings take place; the offering will continue without any interruptions.

The Company believes that the rolling closings described above comply with Rule 251(d)(3)(i)(F) because the securities offering will commence within two calendar days after qualification and will be made on a continuous basis for a period in excess of 30 calendar days from the date of initial qualification and will be offered in an amount that the Company currently believes (and at the time of qualification will believe) is reasonably expected to be offered and sold within a period that is two years or less than the initial qualification date.

Process of Subscribing, page 20

4.	We note your disclosure that "subscribers have no right to a return of their funds during the one year following qualification." However, in the next sentence, it appears that an investor may request rescission. Please revise your disclosure to clarify when shareholders may request rescission.

We have revised the disclosure in accordance with your comments.

If you have additional comments or questions, please feel free to contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law LLP

cc:	Brigitte Lippmann, Securities and Exchange Commission

Jorge Bonilla, Securities and Exchange Commission

Wilson Lee, Securities and Exchange Commission

Steven Weinstein, CEO, Seismic Capital Company